Onfolio Holdings Inc.
August 27, 2025 VIA EDGAR ONLY United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Onfolio Holdings Inc. (the "Company") Registration Statement on Form S-1 File No. 333-289787

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:30 PM on August 29, 2025, or as soon thereafter as is practicable.

Very truly yours, Onfolio Holdings Inc.

By:	/s/ Dominic Wells
Name:	Dominic Wells
Title:	Chief Executive Officer